Mail Stop 3561

October 20, 2009

James H. Miller, Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179

      Re: **PPL Corporation**
              Form 10-K for Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 1-11459

              PPL Electric Utilities Corporation
              Form 10-K for Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 1-00905

Dear Mr. Miller:

      We have completed our review of your annual reports on Form 10-K and related filings, and we have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Elizabeth Stevens Duane, Esq.
       PPL Services Corporation
       Via Facsimile